Statement of the Organizer



A document signed by the Organizer which identifies the initial members of the Limited Liability Company.





Prepared by **incfile**.com

STATE *of* ILLINOIS
STATEMENT *and* RESIGNATION *of the* ORGANIZER
A LIMITED LIABILITY COMPANY

The undersigned, the Organizer of RAPUNZL INVESTMENTS LLC, who signed and filed its Articles of Organization (or similar organizing document) with the Illinois Secretary of State (or other appropriate state office), appoints the following individuals to serve as members of the limited liability company:

Name and address of each initial member:

Brian Curcio
1862 N. Dayton St.
Chicago , Illinois 60614

Additionally, the undersigned does hereby tender his/her resignation as Organizer for the LLC, and from any and all involvement with, control of, or authority over the LLC, real or perceived, effective immediately.

Dated: July 28th, 2016



Marsha Siha, Organizer